Exhibit 14(a)

Code of Ethics for Senior Officers*

In my role as principal executive officer, Chief Executive Officer and President of Magellan Midstream Holdings GP, LLC (the “Company”), the general partner of Magellan Midstream Holdings, L.P. (the “Partnership”), I recognize that my position holds an important and elevated role in the governance of the Partnership. I am uniquely capable and empowered to ensure that stakeholders’ interests are appropriately balanced, protected and preserved. Accordingly, this Code of Ethics for Senior Officers (“Code”) provides the following principles and responsibilities governing my professional and ethical conduct, and to which I am expected to adhere and advocate.

I certify that I adhere to and advocate:

1.	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.	Avoidance of conflicts of interest, including disclosure to the Chairman of the Audit Committee of the Company, and where applicable to the Chairman of the Conflicts Committee of the Company (as determined by the Agreement of Limited Partnership of the Partnership and the Limited Liability Company Agreement of the Company, then in effect) of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

3.	Full, fair, accurate, timely and understandable disclosure in reports and documents that the Partnership files with, or submits to, the U. S. Securities and Exchange Commission and in other public communications made by the Company and the Partnership;

4.	Compliance with applicable governmental laws, rules and regulations;

5.	The prompt internal reporting of Code violations to the Chairman of the Audit Committee of the Company; and

6.	Accountability for adherence to the Code.

/s/ Don R. Wellendorf

Dated: January 30, 2006

* Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer